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                           January 26, 2022

       Tak Ching Poon
       Chief Executive Officer
       ALE Group Holding Ltd
       Unit 1005, 10/F, Tower A
       Mandarin Plaza, 14 Science Museum Road
       Tsim Sha Tsui, Hong Kong

                                                        Re: ALE Group Holding
Ltd
                                                            Post-Effective
Amendment No. 6 to Registration Statement on Form F-1
                                                            Filed January 10,
2022
                                                            File No. 333-239225

       Dear Mr. Poon:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 6 to Registration Statement on Form F-1 filed on January 10,
       2022

       Cover Page

   1. Please disclose on the prospectus cover page whether your auditor is subject to the determinations
announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign
Companies Accountable Act and related regulations will affect your company. Your
prospectus summary should also address, but not necessarily be limited to, the risks highlighted
on the prospectus cover page.
 Tak Ching Poon
FirstName
ALE GroupLastNameTak
            Holding Ltd Ching Poon
Comapany
January 26,NameALE
           2022      Group Holding Ltd
January
Page 2 26, 2022 Page 2
FirstName LastName
Prospectus Summary
Summary of Risk Factors, page 1

2. We note your response to comment 1 and your revised disclosure. For each risk factor listed here, please provide a cross reference to the specific page that the risk factor starts on in your filing. A general reference to the page number of the beginning of the risk factors section is not sufficient for this purpose.
Risks Related to Our Ordinary Shares and This Offering, page 3

3. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Trade & Services